Exhibit 99.2
Ninetowns Reports First Half 2009 Financial Results
On 6:00 pm EDT, Wednesday October 28, 2009
BEIJING, Oct. 28 /PRNewswire-Asia/ — Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE — News; “Ninetowns” or the “Company”), one of China’s leading providers of online solutions for international trade, today reports its financial results for the six month period ended June 30, 2009.
Financial Highlights:
•	Total net revenues were US$6.3 million, representing a 15% decrease as compared to US$7.4 million for the first half of 2008.

•	Net income was US$0.4 million, as compared to a net loss of US$4.2 million for the first half of 2008.

•	Both basic and diluted net income per ADS (each ADS represents one ordinary share) were US$0.01, compared to basic and diluted net loss per ADS of US$0.12 for the first half of 2008.
First Half 2009 Business Highlights
Enterprise software: Ninetowns continued to derive a significant portion of its total net revenues from the sale and servicing of iDeclare software packages, Ninetowns’ import/export enterprise software solution. During the first half of 2009, the Company sold 800 iDeclare software packages and 9,800 iDeclare service contracts. The sale of iDeclare software packages decreased compared to the same period last year primarily due to the decline in international trade activities and the associated decline in the number of customers engaged in international trade under the current global economic downturn. Among the total installed customer base of 141,700 users, approximately 70,000 users had more than one successful e-filing within the past 12 months. In addition, the percentage of iDeclare customers who purchased software service renewals was approximately 19% as of June 30, 2009.
During the first half of 2009, Ninetowns did not continue deploying iQM, the professional version of iProcess, in the Guangdong province due to the continued slowdown of the global trading environment. Ninetowns will continue to evaluate the opportune moment for possible re-deployment of iQM while continuing to service its existing users.
In addition, during the first half of 2009, Ninetowns sold approximately 500 annual maintenance service contracts to users who are currently using the free software offered by the PRC Inspection Administration. These contracts average approximately US$250 per contract per year. The charged maintenance services include installation, remote technical support, automatic upgrades and user training. Ninetowns will continue to promote its paid maintenance services to the free software users.
e-Grocery Food Business: During the first half of 2009, Ninetowns launched a portal site, http://www.tootoo.cn, to serve as an e-grocery platform targeting Chinese consumers primarily in Beijing and Shanghai metropolitan areas. This platform is designed as an online grocery store, with offerings of organic products and other fresh and natural products, as well as convenient delivery services direct from farm to table. Currently, tootoo.cn carries over 700 products across 18 different categories and serves approximately 2,000 customers. As part of the efforts in building this e-grocery platform, Ninetowns established partnerships with two local Beijing organic farms, Beijing Qingpuyuan Farm Land and Huaixiang Organic Farm Land, to assist Ninetowns with upholding and maintaining stringent and reliable quality control standards for product sourcing. In addition, in order to attract potential customers to this e-grocery platform as well as to promote the tootoo.cn branding, Ninetowns organized and participated in various events such as mother and baby health seminars, organic farm field trips, and various food-related exhibitions.

Mr. Shuang Wang, Chief Executive Officer of Ninetowns, commented: “As the global economic downturn continues to impact the import/export sector of China including many of our clients, we remain committed to our core strategic priorities and focus on client retention and new client acquisition through our versatile pricing structure and enhanced product features and services. Our goal with tootoo.cn is to continue building on our core strength of providing quality control management for qualified and reliable products and services to our customers, from sourcing to final delivery. We believe that this unique competitive advantage will enable us to deliver long-term shareholder value.”
Mr. Tommy Fork, Chief Financial Officer of Ninetowns, commented, “For the first half of 2009, we were able to maintain a streamlined operation through stringent cost controls in our core businesses as well as disciplined investment into our e-grocery initiative. In addition, we continue to maintain a debt-free balance sheet with close to US$79.0 million in cash and cash equivalents. We expect that these financial resources will enable us to adequately weather the challenges from the global financial crisis and to continue executing our growth plans.”
First Half 2009 Financial Results
Total Net Revenues. Total net revenues decreased by 15% to US$6.3 million for the first half of 2009, from US$7.4 million in the first half of 2008. The primary reason for the year-on-year decrease was the continued deterioration of the import/export sector of China and the corresponding decline in demand for Ninetowns’ enterprise software packages and services.
Net revenues from sales of enterprise software for the first half of 2009 was US$4.6 million, representing 73% of total net revenues, as compared to 78% for the same reporting period of last year. Net revenues from software development services was US$0.9 million for the first half of 2009, representing 15% of total net revenues, as compared to 20% for the same reporting period of last year. Net revenues from the e-grocery food business were US$0.7 million, for the first half of 2009, representing 11%, of total net revenues.
Gross Profit and Gross Margin. Gross profit was US$4.4 million for the first half of 2009, compared to US$5.3 million for the first half of 2008.
Gross margin for this reporting period was 69%, representing a decrease from 72% in the first half of 2008. The year-on-year gross margin decrease was due to the lower gross margins of the e-grocery food business.
Operating Expenses. For the first half of 2009, total operating expenses were US$8.1 million, representing a decrease of 32% from US$11.8 million in the first half of 2008, and a decline of 73% compared to US$29.5 million in the second half of 2008, which included a provision for impairment of goodwill of US$11.4 million, a provision for impairment of property and equipment of US$0.6 million, a provision for impairment of intangible assets of US$6.4 million, and an allowance for doubtful accounts of US$0.4 million.
For the first half of 2009, research and product development expenses decreased by 31% to US$1.6 million from US$2.3 million in the first half of 2008, but the research and product development expenses were stable compared to US$1.7 million during the second half of 2008. The year-over-year decrease was a result of the non-occurrence of the research and product development expenses from the discontinued business-to-business (“B2B”) search business.

Sales and marketing expenses were US$1.4 million for the first half of 2009, a decrease of 53% from US$3.0 million in the first half of 2008 and were relatively stable compared to US$1.4 million in the second half of 2008. This year-on-year decrease was primarily due to the reduced advertising and marketing activities and the reduction in the number of employees associated with the discontinued B2B search business.
General and administrative expenses decreased to US$4.3 million in the first half of 2009, representing a decline of 33% compared to US$6.5 million in the first half of 2008 and a reduction of 43% compared to US$7.5 million in the second half of 2008. This decline was primarily due to the implementation of a “cost-cutting” program, decreased share-based compensation charges, reduced number of employees and decreased amortization expenses resulted from the impaired intangible assets.
Operating Loss. As a result, operating loss for the first half of 2009 was US$3.7 million, compared to an operating loss of US$6.5 million for the first half of 2008.
Other Income. For the first half of 2009, other income, primarily including interest income, realized gains on marketable securities and unrealized gains on the changes in fair value of marketable derivatives, amounted to US$4.1 million, as compared to other income of US$1.6 million for the same period in 2008.
Net Income. Net income for the first half of 2009 was US$0.4 million, as compared to a net loss of US$4.2 million for the same period in 2008. Both basic and diluted net income per ADS for the first half of 2009 were US$0.01, compared to basic and diluted net loss per ADS of US$0.12 for the first half of 2008.
Cash, Cash Equivalents and Term Deposits. Cash, cash equivalents and term deposits decreased to US$79.0 million as of June 30, 2009, compared to US$88.6 million as of December 31, 2008. The decrease was primarily due to Ninetowns’ use of cash and cash equivalents in investments in marketable securities.
Deferred Revenue. Deferred revenue as of June 30, 2009 was US$1.9 million, a decrease of 40% from US$3.1 million as of December 31, 2008, primarily due to the overall decline in iDeclare operation.
Currency Convenience Translation
The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2009, which was RMB6.8302 to US$1.00. Certain comparative figures extracted from past releases are converted by using the rate as of the respective balance sheet date. The percentages stated in this earnings release are calculated based on Renminbi.

Investor Conference Call / Webcast Details
A conference call has been scheduled for 8:00 a.m. in Beijing on October 29, 2009. This will be 8:00 p.m. on October 28, 2009 in New York. During the call, Ninetowns’ management will be available to discuss first half 2009 financial results and recent business activities.
The call may be accessed by dialing +1-617-786-4513 and the passcode is 23642630. A live webcast of the conference call will be available on Ninetowns’ website at http://www.ninetowns.com/english . A replay of the call will be available from 11:00 a.m. Beijing time on October 29, 2009 (11:00 p.m. in New York on October 28, 2009) through 11:00 a.m. on November 5, 2009 in Beijing (10:00 p.m. in New York on November 4, 2009) by telephone at +1-617-801-6888 and through http://www.ninetowns.com/English. The passcode to access the replay is 44093656.
About Ninetowns Internet Technology Group Company Limited
Ninetowns (Nasdaq: NINE — News) is a leading provider of online solutions for international trade, with its key services in automating import/export e-filing. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol “NINE”. More information can be found at http://www.ninetowns.com/English.
Forward-Looking Statements
Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains; competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.
For more information, please contact:
Helen Wu
Investor Relations
Ninetowns Internet Technology Group Company Limited
Tel: +86-10-6589-9287
Email: ir@ninetowns.com
Investor Relations (US):
Mahmoud Siddig, Director
Taylor Rafferty
Tel: +1-212-889-4350
Email: ninetowns@taylor-rafferty.com
Investor Relations (HK):
Ruby Yim, Managing Director
Taylor Rafferty
Tel: +852-3196-3712
Email: ninetowns@taylor-rafferty.com

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS INFORMATION
SIX MONTHS ENDED JUNE 30, 2008, DECEMBER 31, 2008 AND JUNE 30, 2009
(In thousands, except share-related data)

	For the six months ended
	Jun. 30,	Jun. 30,	Dec. 31,	Dec. 31,	Jun. 30,	Jun. 30,
	2008	2008	2008	2008	2009	2009
	RMB	US$	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total net revenues	51,004	7,436	56,009	8,209	43,202	6,325
Total cost of revenues	(14,347)	(2,092)	(17,859)	(2,618)	(13,334)	(1,952)

Gross profit	36,657	5,344	38,150	5,591	29,868	4,373

Selling and marketing expenses	(20,742)	(3,024)	(9,596)	(1,407)	(9,784)	(1,432)
General and administrative expenses	(44,372)	(6,469)	(51,264)	(7,514)	(29,515)	(4,321)
Research and development expenses	(16,026)	(2,336)	(11,673)	(1,711)	(11,024)	(1,614)
Allowance for doubtful accounts	(132)	(19)	(2,749)	(403)	(4,806)	(704)
Impairment of goodwill	—	—	(78,081)	(11,445)	—	—
Impairment of property and equipment	—	—	(4,339)	(636)	—	—
Impairment of intangible assets	—	—	(43,747)	(6,412)	—	—

Loss from operations	(44,615)	(6,504)	(163,299)	(23,937)	(25,261)	(3,698)
Interest income	3,160	461	3,866	567	2,874	421
Realized gains on sales of marketable equity securities and derivatives	7,410	1,080	2,456	360	5,212	763
Unrealized gains on change in fair value of marketable derivatives	—	—	—	—	18,907	2,768
Gain from disposal of investment under cost method	—	—	2,187	321	—	—
Other income	62	9	296	43	1,138	167

(Loss) income before income taxes benefit (provision)	(33,983)	(4,954)	(154,494)	(22,646)	2,870	421
Income taxes benefit (provision)	958	140	12,424	1,821	(32)	(5)

Net (loss) income	(33,025)	(4,814)	(142,070)	(20,825)	2,838	416
Less: Net loss attributable to the noncontrolling interest	4,269	622	1,214	178	129	19

Net (loss) income attributable to Ninetowns	(28,756)	(4,192)	(140,856)	(20,647)	2,967	435

Net (loss) income per share:
Basic	(RMB0.82)	(US$0.12)	(RMB4.02)	(US$0.59)	RMB0.08	US$0.01
Diluted	(RMB0.82)	(US$0.12)	(RMB4.02)	(US$0.59)	RMB0.08	US$0.01

Weighted average number of shares used in computing net (loss) income per share:
Basic	34,991,834	34,991,834	34,997,505	34,997,505	35,083,975	35,083,975
Diluted	34,991,834	34,991,834	34,997,505	34,997,505	35,083,975	35,083,975

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND JUNE 30, 2009
(In thousands)

	December 31,		June 30,
	2008	2008	2009	2009
	RMB	US$	RMB	US$
	(note)	(note)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash, cash equivalents and term deposits	604,642	88,625	539,247	78,950
Restricted cash	670	98	787	115
Investment in available-for-sale securities	10,024	1,469	100,818	14,761
Inventories	1,367	200	3,532	517
Trade receivable-net	33,943	4,975	41,638	6,096
Other current assets	7,119	1,043	9,952	1,457

Total current assets	657,765	96,410	695,974	101,896

Non-current assets	295,560	43,322	287,150	42,041

TOTAL ASSETS	953,325	139,732	983,124	143,937

LIABILITIES AND EQUITY

Current liabilities:
Deferred revenue	21,392	3,136	12,893	1,888
Other current liabilities	29,946	4,389	47,739	6,989

Total current liabilities	51,338	7,525	60,632	8,877

Non-current liabilities:
Deferred tax liabilities	1,807	265	898	131

Total liabilities	53,145	7,790	61,530	9,008

Total equity	900,180	131,942	921,594	134,929

TOTAL LIABILITIES AND EQUITY	953,325	139,732	983,124	143,937

Note: The information contained in the condensed consolidated balance sheet as of December 31, 2008 is derived from the Company’s audited financial statements included in the annual report on Form 20-F.

Source:	Ninetowns Internet Technology Group Company Limited